# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Strategic Income Fund, CIK 0001918712
CUSIP: 000000000
Title of class of securities: Class I Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-015433
Filed by CIK 0001735964

## Reporting persons
- Cliffwater Corporate Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,820,631.6; sole dispositive power 0; shared dispositive power 3,820,631.6; aggregate amount beneficially owned 3,820,631.6 (1% of the class)
- Cliffwater LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,820,631.6; sole dispositive power 0; shared dispositive power 3,820,631.6; aggregate amount beneficially owned 3,820,631.6 (1% of the class)
- Stephen Nesbitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,820,631.6; sole dispositive power 0; shared dispositive power 3,820,631.6; aggregate amount beneficially owned 3,820,631.6 (1% of the class)

## Item 1. Issuer
Name of issuer: Ares Strategic Income Fund
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor New York, NY, 10167

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Corporate Lending Fund, a Delaware statutory trust ("CCLF");
(ii) Cliffwater LLC, a Delaware limited liability company (the "Adviser"); and
(iii) Stephen Nesbitt ("Mr. Nesbitt"), a U.S. citizen.

CCLF, the Adviser and Mr. Nesbitt are collectively referred to as the "Reporting Persons." The Adviser is the investment adviser of CCLF. Mr. Nesbitt is the Chief Executive Officer of the Adviser.
Address of principal business office or, if none, residence:
The address of the principal business office of CCLF SPV and CCLF is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

The address of the Adviser and Mr. Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information in Rows 5-11 on the respective cover pages are incorporated by reference. CCLF SPV LLC, a Delaware limited liability company and wholly owned subsidiary of CCLF, holds the Class I shares as record owner for the account of CCLF. The percent of class is based on 368,511,961.4 shares of common stock outstanding as of September 30, 2025. The Fund has waived voting rights in excess of 4.99%.
Percent of class: See Item 4(a)
Sole power to vote or to direct the vote: See Item 4(a)
Shared power to vote or to direct the vote: See Item 4(a)
Sole power to dispose or to direct the disposition: See Item 4(a)
Shared power to dispose or to direct the disposition: See Item 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cliffwater LLC, a registered investment adviser

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cliffwater Corporate Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (11/14/2025)
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (11/14/2025)
- Stephen Nesbitt: /s/ Stephen Nesbitt, Stephen Nesbitt (11/14/2025)